UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FIRST BANCORP OF INDIANA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31867T103
(CUSIP Number)

Harold Duncan, 5001 Davis Lant Drive, Evansville, Indiana 47715
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 31867T103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Harold Duncan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) G (b) G
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF;OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) G
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,618
	8	SHARED VOTING POWER 3,501
	9	SOLE DISPOSITIVE POWER 52,618
	10	SHARED DISPOSITIVE POWER 3,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) G
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.0% of 1,843,718 shares of common stock outstanding as of July 31, 2007.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

Common Stock, par value $0.01 per share
First Bancorp of Indiana, Inc.
5001 Davis Lant Drive
Evansville, Indiana 47715

Item 2.	Identity and Background

(a)	The name of the reporting person is Harold Duncan.

(b)	Mr. Duncan’s business address is 5001 Davis Lant Drive, Evansville, Indiana 47715.

(c)
Mr. Duncan is the Chairman of the Board and former President and Chief Executive Officer of First Bancorp of Indiana, Inc. and First Federal Savings Bank located at 5001 Davis Lant Drive, Evansville, Indiana 47715.

(d)	Mr. Duncan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Duncan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Duncan is a United States citizen.

Item 4.	Purpose of Transaction

Mr. Duncan has sold 49,180 shares since March 12, 2003, the date of his initial Schedule 13D. As a result, Mr. Duncan owns less than 5.0% of the outstanding shares of the Company and is no longer subject to the reporting requirements of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

September 19, 2007
Date

/s/ Harold Duncan
Signature

Harold Duncan, First Bancorp of Indiana, Inc.
Director
Name and Title